UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For November 30, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony’s Hidden Valley processing infrastructure upgrade completed ahead of schedule, processing of ore has recommenced

Thursday, 30 November 2017: Johannesburg. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that the planned shutdown at its Hidden Valley mine in Papua New Guinea (PNG) was completed two weeks ahead of schedule and processing of ore recommenced on the 15th of November 2017. More than 65% of the planned initial capital investment in the stage 5 and 6 cutback has been incurred to date and the project is progressing ahead of schedule and on budget, all whilst maintaining the highest safety standards.

At the 2017 Mining and Petroleum Conference and Trade Fair in Papua New Guinea, the General Manager at Hidden Valley, Gary Davies, highlighted the following:

●
Safety at the mine is industry leading, with a lost-time injury rate during the past twelve months of 0.2 per million hours worked and the last lost-time injury recorded in April 2017
●
Processing operations at the mine started two weeks ahead of schedule on 15 November 2017, following the planned four-month plant shutdown
●
Mining at the Stage 5 cutback is a month ahead of schedule and on budget, with an annualised mining rate of 28 million tonnes per annum achieved in October 2017
●
It is expected that commercial levels of production will be achieved in the June quarter 2018, as per plan

“The Hidden Valley team showcases responsible mining - communities benefit, employees benefit and the mine is well on track to deliver annual steady state gold production of 180,000oz at an all-in sustaining cost of less than US$950/oz during FY19”, said Peter Steenkamp, chief executive officer of Harmony.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

30 November 2017

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 30, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director